UNITED STATES
       SECURITIES AND EXCHANGE COMMISSION
              Washington, D.C. 20549

                   SCHEDULE 13G

     Under the Securities Exchange Act of 1934

                 (Amendment No. 1)*


                RESOURCE AMERICA, INC.
                  (Name of Issuer)


                     Common Stock
           (Title of Class of Securities)


                      761195205
                    (CUSIP Number)


                   December 31, 2004
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]	Rule 13d-1(b)
[ X ]	Rule 13d-1(c)
[   ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section
18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 761195205


1.  	Names of Reporting Persons.
   	I.R.S. Identification Nos. of above persons
	(entities only).

	LEON G. COOPERMAN


2. 	Check Appropriate Box if a Member of a Group

	(a)   [  ]
	(b)   [ X]

3. 	SEC Use Only

4. 	Citizenship or Place of Organization:
	UNITED STATES


	        5.  Sole Voting Power
Number of	      586,000
Shares Bene-	6.  Shared Voting Power
ficially by	      340,400
Owned by	7.  Sole Dispositive Power
Each Report-	      586,000
ing Person	8.  Shared Dispositive Power
With:                 340,400


9. 	Aggregate Amount Beneficially Owned by Each Reporting
	Person:	      926,400



10.  	Check Box if the Aggregate Amount in Row (9) Excludes
        Certain Shares    [    ]


11.  	Percent of Class Represented by Amount in Row (9):
			5.3%

12.  	Type of Reporting Person

			IN



Item 1(a)	Name of Issuer:

		Resource America, Inc. (the "Issuer").

Item 1(b)	Address of the Issuer's Principal Executive
		Offices:

		1845 Walnut Street, Suite 1000
		Philadelphia, PA 19103

Item 2(a)	Name of Person Filing:

		This statement is filed on behalf of Leon G.
Cooperman ("Mr. Cooperman").

Mr. Cooperman is the Managing Member of Omega Associates, L.L.C. ("Associates"), a limited liability company organized under the laws of the State of Delaware. Associates is a private investment firm formed to invest in and act as general partner of investment partnerships or similar investment vehicles. Associates is the general partner of four limited partnerships organized under the laws of Delaware known as Omega Capital Partners, L.P. ("Capital LP"), Omega Institutional Partners, L.P. ("Institutional LP"), Omega Capital Investors, L.P.("Investors LP"), and Omega Equity Investors, L.P. ("Equity LP"). These entities are private investment firms engaged in the purchase and sale of securities for investment for their own accounts.

Mr. Cooperman is the President and majority stockholder of Omega Advisors, Inc. ("Advisors"), a Delaware corporation, engaged in providing investment management services and is deemed to control said entity. Advisors serves as the investment manager to Omega Overseas Partners, Ltd. ("Overseas"), a Cayman Islands exempted company, with a business address at British American Tower, Third Floor, Jennrett Street, Georgetown, Grand Cayman Island, British West Indies. Mr. Cooperman has investment discretion over portfolio investments of Overseas and is deemed to control such investments.

Advisors also serves as a discretionary investment advisor to a limited number of institutional clients (the "Managed Accounts"). As to the Shares owned by the Managed Accounts, there would be shared power to dispose or to direct the disposition of such Shares because the owners of the Managed Accounts may be deemed beneficial owners of such Shares pursuant to Rule 13d-3 under the Act as a result of their right to terminate the discretionary account within a period of 60 days.

Mr. Cooperman is the ultimate controlling person of Associates, Capital LP, Institutional LP, Investors LP, Equity LP, and Advisors.



Item 2(b)	Address of Principal Business Office or, if None,
		Residence:

		The address of the principal business office of each of Mr. Cooperman, Capital LP, Institutional LP, Investors LP, Equity LP, Overseas, and Advisors is 88 Pine Street, Wall Street Plaza -
31st Floor, New York, New York 10005.


Item 2(c)	Citizenship:

		Mr. Cooperman is a United States citizen;


Item 2(d)	Title of Class of Securities:

		Common Stock   (the "Shares")


Item 2(e)	CUSIP Number: 761195205


Item 3.		If this statement is filed pursuant to
		Sections 240.13d-1(b) or 240.13d-2(b) or (c):

		This Item 3 is not applicable.

Item 4.		Ownership:


Item 4(a) (b) 	Amount Beneficially Owned and Percent of Class:

Mr. Cooperman may be deemed the beneficial owner of 926,400 Shares which constitutes approximately 5.3% of the total number of Shares outstanding. This is based on the Company's Form 10-Q for the quarterly period ended September 30, 2004 which reflected 17,506,600 Shares outstanding as of December 1, 2004.

This consists of 181,000 Shares owned by Equity LP; 405,000 Shares owned by Overseas; and 340,400 Shares owned by the Managed Accounts.


Item 4(c)	Number of Shares as to which such person has:

		(1) Sole power to vote or to direct the vote:

		     586,000

		(2) Shared power to vote or to direct the vote:

		     340,400

		(iii)Sole power to dispose or to direct the disposition of:

		     586,000

		(iv) Shared power to dispose or to direct the disposition of:

		     340,400


Item 5.		Ownership of Five Percent or Less of a Class:

		This Item 5 is not applicable.

Item 6.		Ownership of More than Five Percent on Behalf of
		Another Person:

		This Item 6 is not applicable.

Item 7.		Identification and Classification of the Subsidiary
		Which Acquired the Security Being Reported on by the
		Parent Holding Company:

      		This Item 7 is not applicable.

Item 8.		Identification and Classification of Members of the
		Group:

		This Item 8 is not applicable.

Item 9.		Notice of Dissolution of Group:

		This item 9 is not applicable.


Item 10.	Certification:

By signing below the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                            SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED: February 9, 2005 as of December 31, 2004




LEON G. COOPERMAN, individually,
as Managing Member of Omega
Associates, L.L.C. on behalf of
Omega Institutional Partners, L.P.,
Omega Equity Investors, L.P., and
as President of Omega Advisors, Inc.


By /s/ ALAN M. STARK
  Alan M. Stark
  Attorney-in-Fact
Power of Attorney on file

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).